Exhibit 99.6

[Dear Valued Partners & Vendors / INSERT CUSTOMARY GREETING],

I am writing to share some exciting news about Ironwood. Earlier today, we announced that Ironwood has entered into a definitive agreement to acquire VectivBio, a Switzerland-based clinical-stage biopharmaceutical company focused on developing treatments for severe, rare GI conditions with high unmet medical need. With the potential addition of VectivBio, Ironwood is taking the next step in becoming the leading GI healthcare company. You can read the joint press release here [INSERT HYPERLINK TO RELEASE].

Like Ironwood, VectivBio is fiercely committed to advancing the treatment of GI diseases through deep scientific expertise and a relentless passion to transform patient lives. VectivBio’s lead investigational asset, apraglutide, is a next-generation, synthetic GLP-2 analog that is currently in Phase 3 of development for the treatment of Short Bowel Syndrome with Intestinal Failure (SBS-IF), which affects an estimated 18,000 adults in the U.S., EU and Japan.  SBS-IF is largely managed by gastroenterologists. Many of these patients remain untreated due to the limited options on the market today, and there is strong momentum underway to advance this asset through the clinic with topline results of its Phase 3 trial expected by the end of the year.

This is an exciting transaction that we believe positions us to provide you with even greater support for patients suffering from GI diseases. Today, Ironwood has a blockbuster asset in LINZESS, strong GI development and commercial functions, and a promising pipeline of development assets like CNP-104 and IW-3300. We believe that this transaction will further strengthen our innovative portfolio and pipeline and has the potential to meaningfully accelerate our growth horizon. Furthermore, given Ironwood’s proven expertise, infrastructure and track record of GI drug development, we believe we are well-positioned to maximize the value of apraglutide, if successfully developed and approved.

There are a number of approvals required and conditions that must be satisfied before the transaction is completed, which we expect to occur in the second half of 2023. In the meantime, Ironwood and VectivBio will continue to operate as two independent businesses, and it remains business as usual.

Please note that this transaction announcement does not change any of our current plans or support for LINZESS or our other clinical programs.

Your usual contact remains the same and we will continue to work with you as we always have.

As always, thank you for your continued support of Ironwood. We look forward to building upon our partnership as we enter our next phase of growth.

If you have any additional questions, please feel free to reach out.

Sincerely,

XXX

Additional Information and Where to Find It

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any of VectivBio’s ordinary shares. The tender offer for VectivBio’s outstanding ordinary shares described in this communication has not commenced. At the time the tender offer is commenced, Ironwood will file or cause to be filed a Tender Offer Statement on Schedule TO with the SEC and VectivBio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to VectivBio’s stockholders at no expense to them. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements,” including those regarding the expected nature, timing and benefits of the transaction. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause Ironwood’s or VectivBio’s actual results to differ materially from the expectations expressed in the forward-looking statements. Although Ironwood and VectivBio believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Ironwood, VectivBio or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ironwood may not receive sufficient number of shares tendered from VectivBio stockholders to complete the tender offer prior to the outside date set forth in the Transaction Agreement and the receipt of required regulatory approvals; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Ironwood and VectivBio to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Ironwood or VectivBio; (5) the ability of Ironwood and/or VectivBio to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the prospects, including clinical development, regulatory approvals, and commercial potential of apraglutide; (10) Ironwood’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating VectivBio with its existing businesses; and (11) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022, Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and Ironwood’s other filings with the SEC (which maybe obtained for free at the SEC’s website at http://www.sec.gov). Ironwood and VectivBio can give no assurance that the conditions to the transaction will be satisfied. Neither Ironwood nor VectivBio undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.